SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)*

                         Lions Gate Entertainment Corp.
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                    535919203
                                 (CUSIP Number)

                              Keith Schaitkin, Esq.
                                Icahn Capital LP
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 April 20, 2009
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

Item 1. Security and Issuer

     The Schedule 13D filed with the Securities and Exchange Commission on October 20, 2008 (the "Initial 13D") by the Reporting Persons with respect to the shares of Common Stock, no par value (the "Shares"), issued by Lions Gate Entertainment Corp. (the "Issuer"), is hereby amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.

Item 4. Purpose of Transaction

Item 4 of the Initial 13D is hereby amended to add the following:

     On April 21, 2009, the Reporting Persons announced that their tender offer for Lions Gate Entertainment Inc.'s convertible senior subordinated notes, which was due to expire at 5:00 p.m., New York City Time, on April 20, 2009, has been extended. The offer will now expire at 5:00 p.m., New York City Time, on May 1, 2009, unless the offer is extended to a later date and time. Other than the extension of the expiration date, the terms of the offer remain unchanged. As of the close of business on April 20, 2009, approximately $149,000 in principal amount of the 2.9375% Convertible Senior Subordinated Notes due 2024 and approximately $8,727,000 of the 3.625% Convertible Senior Subordinated Notes due 2025 were deposited pursuant to the Offer with Colbent Corporation, the depositary for the Offer, and not withdrawn. A copy of the related press release issued by the Reporting Persons is filed herewith as an exhibit and incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Item 6 of the Initial 13D is hereby amended by adding the following:

     The information set forth in Item 4 above is incorporated herein by reference.

Item 7. Exhibits

     1.   Press Release dated April 21, 2009

                                    SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 21, 2009

HIGH RIVER LIMITED PARTNERSHIP
         By: Hopper Investments LLC, general partner
         By: Barberry Corp., sole member

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward Mattner
              Title: Authorized Signatory

HOPPER INVESTMENTS LLC
         By: Barberry Corp., sole member

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward Mattner
              Title: Authorized Signatory

BARBERRY CORP.

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward Mattner
              Title: Authorized Signatory

ICAHN PARTNERS MASTER FUND LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN PARTNERS MASTER FUND II LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN PARTNERS MASTER FUND III LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN OFFSHORE LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN PARTNERS LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN ONSHORE LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN CAPITAL LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

IPH GP LLC

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN ENTERPRISES HOLDINGS L.P.
         By: Icahn Enterprises G.P. Inc., its general partner

         By:  /s/ Dominick Ragone
              -------------------
              Name: Dominick Ragone
              Title: Chief Financial Officer

ICAHN ENTERPRISES G.P. INC.

By:  /s/ Dominick Ragone
     -------------------
     Name: Dominick Ragone
     Title: Chief Financial Officer

BECKTON CORP.

By:  /s/ Edward E. Mattner
     ---------------------
     Name: Edward E. Mattner
     Title: Authorized Signatory


/s/ Carl C. Icahn
-----------------
CARL C. ICAHN










              [Signature Page of Amendment No. 10 to Schedule 13D -
                         Lions Gate Entertainment Corp.]

                                    EXHIBIT 1

                              FOR IMMEDIATE RELEASE

                ICAHN EXTENDS EXPIRATION DATE OF TENDER OFFER FOR
                         LIONS GATE BONDS TO MAY 1, 2009

New York, New York, April 21, 2009
Contact: Susan Gordon (212) 702-4309

On March 20, 2009, Icahn Partners LP, Icahn Partners Master Fund LP, Icahn Partners Master Fund II LP, Icahn Partners Master Fund III LP and High River Limited Partnership (collectively, the "Offeror"), affiliates of Carl C. Icahn, commenced an offer to purchase for cash (the "Offer") any and all of the outstanding 2.9375% Convertible Senior Subordinated Notes due 2024 of Lions Gate Entertainment Inc. (the "2024 Notes") for $750 per $1,000 in principal amount of 2024 Notes tendered and any and all of the outstanding 3.625% Convertible Senior Subordinated Notes due 2025 of Lions Gate Entertainment Inc. (the "2025 Notes") for $730 per $1,000 in principal amount of 2025 Notes tendered. The Offer was due to expire at 5:00 p.m., New York City Time, on April 20, 2009. The Offeror has extended the Offer. The Offer will now expire at 5:00 p.m., New York City Time, on May 1, 2009, unless the Offer is extended to a later date and time. Other than the extension of the expiration date, the terms of the Offer remain unchanged. As of the close of business on April 20, 2009, approximately $149,000 in principal amount of the 2024 Notes and approximately $8,727,000 of the 2025 Notes were deposited pursuant to the Offer with Colbent Corporation, the depositary for the Offer, and not withdrawn.

Mr. Icahn also released the following statement today in response to Lions Gate's announcement that it intends to exchange some of the existing 2025 Notes for new notes with a lower conversion price:

     I believe Lions Gate's "Refinancing Exchange Agreement" - which favors a select few bondholders at the expense of all shareholders and the other bondholders - may have confused some bondholders. We are therefore extending our offer.

All inquiries regarding the Offer should be directed to Edward McCarthy or Kristian Klein of D.F. King & Co., Inc., the Information Agent for the Offer, at
(212) 269-5550. The terms and conditions of the Offer are set forth in an Offer to Purchase and other related materials that are available from the Information Agent. Copies of the tender offer materials are also available at www.dfking.com/lionsgate.

This press release is neither an offer to purchase nor a solicitation to buy any of the Notes, nor is it a solicitation for acceptance of the Offer. The Offer is not being made in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. Neither of the Offeror or the Information Agent makes any recommendation in connection with the Offer.